EXECUTED COPY



# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

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## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR MAY 14, 2002

# Nortel Inversora S.A.

**(Exact name of Registrant as specified in its charter)**

**ARGENTINA**
**(Jurisdiction of Incorporation)**

**Alicia Moreau de Justo, No. 50, 1107**
**Buenos Aires, Argentina**
**(Address of principal executive offices)**



*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X    FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___    NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]*
Not applicable

## Nortel Inversora S.A.

## TABLE OF CONTENTS

**FREE TRANSLATION**

**NORTEL INVERSORA S.A.**

Buenos Aires, May 15, 2002

Sirs:
*Bolsa de Comercio de Buenos Aires*
Present

Dear Sirs:

Please be informed that as of the present date, our ordinary shareholder Stet International Netherlands N.V. changed its name for corporate reasons to Telecom Italia International N.V.

All other corporate aspects remain the same.

Without anything further,

Attentively,

Maria Blanco Salgado
Attorney-in-Fact

María Blanco Salgado
Apoderada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2002

NORTEL INVERSORA S.A.

By: ____________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer